September 7, 2022

VIA EDGAR CORRESPONDENCE FILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Leggett & Platt, Incorporated
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-07845

We are writing in response to the Staff’s comment letter dated August 25, 2022, with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2022 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2022 Sustainability Report.

RESPONSE:

When considering whether to include climate-related disclosure in our filings with the Securities and Exchange Commission (SEC), the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as available guidance from the Staff (including the SEC’s 2010 “Commission Guidance Regarding Disclosure Related to Climate Change” and the SEC’s 2021 “Sample Letter to Companies Regarding Climate Change Disclosures”) and applicable standards of materiality. We provide disclosure in our SEC filings to satisfy our obligations under the federal securities laws to provide “material” information to our shareholders and the investing public.

We provided supplementary climate-related disclosure in our 2022 Sustainability Report (Sustainability Report) to address evolving stakeholder expectations. The Sustainability Report is designed to provide information regarding the Company’s ESG performance to a broad audience that includes investors, employee-partners, customers, communities, suppliers and other interested parties. As a result, the Sustainability Report may, and indeed does, include detailed information regarding the Company’s efforts to reduce energy use and greenhouse gas (GHG) emissions. However, this information is not material under the federal securities laws and is beyond the scope of the information required to be disclosed pursuant to applicable SEC rules and/or regulations.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

The Company’s Public Disclosure Committee (PDC) meets on a quarterly basis to ensure material information, risks and impacts (including climate-related risks and impacts), either quantitatively or qualitatively, to the Company’s business, capital expenditures, results of operations, financial condition, prospects and competitive position are appropriately disclosed in its SEC filings. The PDC consists of a cross-functional team including our Executive Chairman, President & CEO, CFO, Chief Accounting Officer, General Counsel, SVP-Investor Relations, SVP-Business Support Services, and additional representatives from our accounting, legal, investor relations, tax and internal audit teams. The PDC considers, among other things, the applicable disclosure requirements under applicable SEC rules and regulations to determine if all required information has been properly disclosed.

The PDC concluded that our Form 10-K disclosure on page 24 under Risk Factors, and on page 56 under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), contained all appropriate disclosure of material risks and impacts to the Company regarding climate change in accordance with the above referenced SEC rules and guidance. The PDC reached this conclusion, in part, by evaluating the subject matter, depth and breadth of disclosure in the Form 10-K compared to the disclosure in the Sustainability Report. The Form 10-K included the following:

•

A risk factor titled “Climate change laws, regulations, and impacts could negatively impact the Company’s business, capital expenditures, results of operations, financial condition, competitive position, and reputation.”

•

The MD&A section contained disclosure regarding the lack of consistency and potential change in climate-related laws, policies and regulation. It also contained disclosure regarding the indirect consequences of climate-related impacts, such as (i) weather-related impacts causing supply chain shortages of foam which constrained overall mattress production and reduced the Company’s production levels, (ii) the risk of increased bad debt expense resulting from the potential negative effect on customers’ payments, and (iii) increased property insurance premiums.

•

The MD&A section provided disclosure regarding the Company’s compliance costs related to climate-change and the Company’s ESG strategy moving forward which includes evaluating opportunities to reduce our carbon footprint, setting goals for carbon reduction, and measuring performance in achieving those goals.

•

The MD&A disclosure included a statement that we were working on completing our first GHG emissions inventory, and that we did not have an estimate of capital expenditures or operating costs that may be required to implement any GHG reduction strategy.

The Sustainability Report included disclosure regarding climate risk and carbon reduction, reducing energy consumption and other energy efficiency initiatives (fleet fuel consumption, waste management and recycling, effluent management and chemical safety, and water). The disclosure of these programs was determined to be immaterial, and to represent only granular details of the Form 10-K disclosure related to our future GHG reduction strategy. We assessed the materiality of the programs contained in the Sustainability Report that are designed to either reduce energy consumption or the emission of GHG. These programs included the (i) deployment of LED lighting designed to reduce electricity consumption; (ii) reduction of energy consumption at our steel rod mill; and (iii) reduction of fleet fuel consumption. We determined that for each year in the three-year period covered by the Form 10-K, these programs, in the aggregate, provided cost savings of less than 0.1% of Cost of Goods Sold. Moreover, since the GHG emission reduction strategy was (and still is) being analyzed, and therefore has not yet been adopted, the magnitude of any future impact to our financial statements from these specific programs also has not been determined, but is not expected to be materially different than past experience. As such, the PDC concluded that the supplementary disclosure contained in the Sustainability Report of these programs was not material and was not required to be included in the Company’s Form 10-K.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

The Company acknowledges the Staff’s comment and in future filings, as applicable, will continue to consider disclosure in its periodic reports of additional climate-related information included in its sustainability reports, to the extent material or otherwise required. We acknowledge our obligation to continuously review these climate-related matters as part of our ongoing disclosure controls and procedures and to disclose climate-change related matters in our SEC filings to the extent such matters are material.

Risk Factors, page 17

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations and Staff guidance, as referenced above, when preparing its SEC filings, and as applicable and to the extent material, evaluates (through its PDC) disclosure regarding the material effects of transition risks related to climate change.

Policy and Regulatory Changes. As part of our process and analysis, the PDC determined to include on page 24 of the Form 10-K the risk factor “Climate change laws, regulations, and impacts could negatively impact the Company’s business, capital expenditures, results of operations, financial condition, competitive position, and reputation.” This risk factor discloses, among other things, the transition risk applicable to the Company regarding newly enacted laws or regulations that may impose significant operational restrictions and compliance requirements on the Company, by providing:

“Also, if these laws or regulations impose significant operational restrictions and compliance requirements on us, they could increase costs associated with our operations, including costs for raw materials and transportation. In either event, they could negatively impact our business, capital expenditures, results of operations, financial condition, and competitive position. Non-compliance with climate change legislative and regulatory requirements could also negatively impact our reputation.”

As part of this disclosure analysis, the Company also determined that at the time of filing the Form 10-K its business had not been affected by, and was not reasonably likely to be affected by, material transition risks related to climate change regarding market trends that may alter business opportunities, credit risks, or technological changes. Factors considered in the materiality analysis of each type of risk are included below.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

Market Trends that May Alter Business Opportunities. The Company manufactures products in industries that are not significantly tied to consumer preferences or changing market demand for lower carbon footprint products. We manufacture products in three segments: (i) Bedding Products, which includes, in part, mattress innersprings, specialty foam used primarily in bedding and furniture, private-label finished mattresses, adjustable beds, and machinery used in the bedding industry; (ii) Specialized Products, which include lumbar support and suspension systems for automotive seating, motors, actuators and cables, aircraft tubing and hydraulic cylinders; and (iii) Furniture, Flooring & Textile Products, which include furniture components, flooring products and ground stabilization products. Most of our products are component parts of a finished product and normally represent only a small percentage of the overall cost of the finished product, which explains why our products are not normally subject to consumer preferences regarding lower carbon footprints. We do not have any products that directly emit GHG or are associated with exhaust systems that emit GHG.

Regarding our automotive products, if there is a continued or accelerated shift from gas combustion-powered automobiles to electric-powered automobiles, the automotive seating systems and other automotive components can be included in electric-powered automobiles just as they are included in gas combustion-powered automobiles. Also, the Company is not aware that any competitive product is being offered to the marketplace on the basis that its production process generates lower GHG. As such, the Company was not (and is not) aware of any market trend related to climate change that could reasonably likely materially affect the demand for our products, our business, financial condition or results of operations, and as of the date of this letter we have not experienced any material impact from this transition risk.

Credit Risks. The Company has obtained credit ratings from various credit rating agencies which assign a rating for ESG criteria. On September 14, 2021, Fitch Ratings assigned a score to the Company regarding “GHG Emissions & Air Quality” that signified that the issue is credit neutral or has only a minimal credit impact to the Company. On November 16, 2021, Moody’s stated “Leggett & Platt is moderately exposed to environmental, social and governance (ESG) risks.” Moody’s did not include the ESG rating in the section of its report that identifies factors that could lead to an upgrade or downgrade of the credit rating. In February 2022, the Company received S&P’s ESG Credit Indicator Report Card which assigned the Company a neutral rating for environmental risk (which includes climate transition risk).

Moreover, the Company amended its $1.2 billion credit agreement and issued $500 million of public senior notes in the fall of 2021 without any communication to the Company from market participants regarding concerns over the Company’s ESG ratings or climate change risks. Based on the Company’s external credit ratings and its historical experience, it currently does not and did not believe, at the time of filing the Form 10-K, that it was subject to material credit risks related to climate change.

Finally, as disclosed on page 53 of the Form 10-K, the Company has not experienced material credit risks from customers during the three years covered by the Form 10-K. Our bad debt expense was $3 million in 2019, $17 million in 2020 (impacted by COVID-19 pandemic related declines) and $(3) million in 2021. These amounts were less than 0.4% of net trade sales for each respective year.

Technological Changes. The Company is not aware of any transition risk associated with technological changes related to climate change that would materially impact its manufacturing processes, business operations, product specifications, competitive position or distribution of its products. The type of products that we manufacture (as described above) are not reasonably likely to require technological changes because of transition risks associated with climate change (i.e., our products do not directly emit GHG emissions).

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

However, technological changes could possibly be required of our manufacturing processes at some time in the future. We are currently working on completing our first GHG inventory. Once complete, this baseline measurement will inform a long-term GHG reduction strategy, including setting reduction targets and other key areas of performance. As disclosed in our Form 10-K on page 57, at the time of filing the Form 10-K, we did not have an estimate of the capital expenditures or operating costs that may be required to implement our GHG reduction strategy. We were unable to arrive at an estimate primarily because the implementation of the strategy was not (and still is not) determined. However, based on quantitative materiality thresholds (determined as a percentage of annual pre-tax income from continuing operations) the Company did not believe that any technological changes would amount to a material cost (either initially or on an ongoing basis). Through its GHG inventory, the Company estimates over 50% of its global GHG emissions are produced at only three of its facilities (compared to roughly 130 facilities world-wide). As such, the cost to make technological changes, if required, to its production processes to meaningfully reduce GHG emissions is not expected to be material.

The Company will continue to monitor the effects of transition risks related to climate change and if such risks are considered to be reasonably likely to have a material effect on its business, financial condition or results of operations, the Company will disclose such risks in future filings as appropriate.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

RESPONSE:

The Company respectfully advises the Staff that it has not been and is currently not subject to any climate change-related litigation, and that it is not aware of any threatened or potentially threatened climate change-related litigation. Regarding currently pending, threatened, or potentially threatened litigation, the Company, as part of its disclosure controls and procedures, through a group of executives, including our CFO, Chief Accounting Officer, General Counsel, and additional representatives from our legal, accounting and tax departments meet quarterly to monitor litigation exposures and arrive at accrual and disclosure determinations under applicable requirements.

In addition, as discussed above, our PDC meets quarterly to ensure all material risks and impacts (including climate-related litigation risks) are properly disclosed in our SEC filings under applicable disclosure requirements.

In particular, the Company assesses the materiality of pending litigation and regulatory matters by reference to materiality thresholds and the accounting standards applicable to loss contingencies under ASC 450, as well as qualitative factors. In connection with the preparation of the Form 10-K, the Company did not identify any pending litigation or regulatory matters related to climate change as part of the above described process, and the Company did not identify any litigation risk related to climate change that would reasonably be expected to have a material effect on our business, operating results or financial condition. As part of this analysis, the Company believed that it was not exposed to material risk of future climate-related litigation primarily because of its non-GHG emitting products, the industries in which it participates, and its publicly announced activities related to conducting its first GHG inventory and adopting a long-term GHG reduction strategy. As such, the Company believes that its litigation disclosures are sufficient.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

4. It appears you have identified climate-related projects in your Sustainability Report, such as projects to reduce carbon emissions and energy use. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has had no material capital expenditures for climate-related projects for the periods covered by the Form 10-K and through the date of this letter.

As referenced above, the Sustainability Report includes information regarding the Company’s efforts to reduce GHG emissions and energy use that is not material and beyond the scope of the information required to be disclosed pursuant to applicable SEC rules and/or regulations, including applicable materiality standards. In assessing materiality of climate-related project costs for our SEC filings, the Company first identifies the primary purpose of each project, and then it is determined whether the related cost of such project is reasonably likely to result in a material impact to the Company’s financial condition or results of operations. For reference, the Company had aggregate capital expenditures of $316 million between fiscal years 2019 and 2021. From that period, less than 1.0% of total capital expenditures were determined to have a primary purpose that was climate-related, and we do not believe any currently planned projects will incur material costs. Capital expenditures for climate-related projects were $1.6 million, $ 0.8 million and $ 0.7 million for 2019, 2020 and 2021, respectively, representing less than 0.04% of trade sales in each year, 0.4% of pre-tax income in each year, and 0.04% of total assets in each year.

We stated on pages 56-57 of our Form 10-K that we did not have an estimate of future capital expenditures required to implement our long-term GHG reduction strategies.

“We are currently working on completing our first greenhouse gas emissions inventory. Once complete, this baseline measurement will inform a long-term greenhouse gas (GHG) reduction strategy, including setting reduction targets and other key areas of performance. This inventory, with a base year of 2019, will cover three years of data and include Scope 1 and Scope 2 carbon dioxide equivalent emissions. The inventory will be prepared consistent with the GHG Protocol Corporate Accounting and Reporting Standard. We currently do not have an estimate of the capital expenditures or operating costs that may be required to implement our GHG reduction strategies.”

Nevertheless, our future capital expenditures for certain current climate-related projects, such as those programs described in our Sustainability Report, are estimated to be similar to our prior climate-related capital expenditures on a percentage basis (as described above), which were not material.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

The Company advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding material capital expenditures for these projects, in light of applicable SEC rules, regulations and guidance, and applicable standards of materiality.

5. To the extent material, please discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

RESPONSE:

We appreciate the Staff’s comment. In response to this comment, we respectfully advise the Staff that we included disclosure regarding the material indirect consequences of climate-related business trends on page 56 of the Form 10-K. We will continue to evaluate the impacts of climate-related regulation or business trends and will provide additional disclosure in future filings if those matters become or are reasonably expected to become material. Below is a response to each bullet point listed in the comment.

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

During the three-year period covered by the Form 10-K, to our knowledge, we did not experience any decreased demand for goods or services because those goods or services produce significant GHG emissions or because they are related to carbon-based energy sources. We did experience decreased demand for our products during the period, but this was predominantly as a result of the COVID-19 pandemic, and not climate change-related issues. Also, in the foreseeable future, we do not expect any material market shift in demand for our goods or services based on climate change-related issues.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

In making this conclusion, we considered the following factors. First, our products do not directly emit GHG emissions. Second, our products (described in the response to Comment 2 above), include innersprings and specialty foam for mattresses in the bedding industry, which are two major products in our Bedding Products Segment (this segment accounted for approximately half of the Company’s 2021 revenue). Our process to manufacture steel innersprings is fully integrated (from the manufacture of steel rods at our melt shop and rod mill beginning with steel scrap - to drawn wire at our two wire mills - to innersprings at our spring plants). The steel scrap to steel innerspring manufacturing process produces a higher level of GHG emissions compared to the manufacture of foam mattresses. The Company does not believe that any material market shift from innersprings to foam mattresses is reasonably likely to occur as a result of climate change-related issues. However, if it were to occur, any reasonably foreseeable market shift for this reason would not materially impact our financial condition or results of operation given our capacity to manufacture components for innerspring and foam mattresses. Third, our products also include lumbar support and suspension systems for automotive seating, motors, actuators, and cables. If there is a continued or accelerated, material shift in market demand from gas combustion-powered automobiles to electric-powered automobiles, the Company does not expect any decrease in demand for our automotive products as a result of climate change-related issues given that the automotive seating systems and other automotive components are also included in electric-powered automobiles.

•	increased demand for goods that result in lower emissions than competing products;

During the three-year period covered by the Form 10-K, we are not aware of any increased demand for goods in our markets that result in lower GHG emissions than competing products. Also, in the foreseeable future, we do not expect any market shift in demand for goods in our markets that result in lower GHG emissions that will materially affect our financial condition or results of operations. Please refer to the materiality analysis immediately above for support of this conclusion.

•	increased competition to develop innovative new products that result in lower emissions;

During the three-year period covered by the Form 10-K, we are not aware of any increased competition based on the development of innovative new products designed to produce lower GHG emissions. Also, for the foreseeable future, we do not expect to experience increased competition based on innovative products resulting in lower GHG emissions. We have this expectation primarily because our products do not directly emit GHG and are sold in markets containing competitive products that also do not directly emit GHG. In addition, our sales are not significantly concentrated in any one product or related group of products and our customer base is diverse, both numerically and geographically. As a result, the impact of innovative new competitive products would be mitigated by our product and customer diversification. Finally, as mentioned above, our fully integrated manufacturing process for steel innersprings for mattresses produces higher levels of GHG compared to the manufacturing process for foam mattresses. This issue may have presented a material competitive risk to the Company related to demand for products manufactured with lower GHG emissions but is substantially eliminated because of the Company’s capability to produce components for innerspring and foam mattresses.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

•	increased demand for generation and transmission of energy from alternative energy sources;

We are not aware of any increased demand for the generation and transmission of energy from alternative energy sources that has materially impacted our business operations. The Company is not engaged in the generation or transmission of energy from alternative energy sources or otherwise. However, the Company does purchase electricity. There are various forms of power sources used to generate this electricity including: natural gas, nuclear, coal-fired, solar, wind, hydro, and others. However, the Company has little control over the mix of energy sources used to produce the electricity that it consumes. Except for a modest reduction in cost in 2020 (primarily due to COVID-19 shut-downs) our cost of electricity in the three-year period covered by the Form 10-K did not materially increase or decrease and therefore any such increase or decrease did not have a material impact on our financial condition or results of operations. If future changes in the mix of energy sources are reasonably likely to materially impact our business, financial condition or results of operations, the Company will make appropriate disclosures in future filings.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

At the time of filing the Form 10-K we were not, and currently are not, aware of any reputational damage that has occurred with respect to our operations that produce GHG emissions. Also, we do not anticipate any material reputational risk that may reasonably occur with respect to our operations that produce GHG emissions. When analyzing this type of reputational risk, the Company believes the risk is not material primarily because (i) our products do not directly emit GHG emissions, and (ii) we have publicly communicated that we have begun a process of conducting our first GHG emission inventory which will inform a long-term GHG reduction strategy. This process was disclosed on page 56 of the Form 10-K, which provided:

“However, evaluating opportunities to reduce our carbon footprint, setting goals for carbon reduction, and measuring performance in achieving those goals will be part of our environmental, sustainability, and governance strategy moving forward. We are currently working on completing our first greenhouse gas emissions inventory. Once complete, this baseline measurement will inform a long-term greenhouse gas (GHG) reduction strategy, including setting reduction targets and other key areas of performance.”

The Company does acknowledge that non-compliance with newly enacted climate change-related legislation or regulations may cause reputational damage to the Company and included disclosure of this risk on page 24 of the Form 10-K under the risk factor “Climate change laws, regulations, and impacts could negatively impact the Company’s business, capital expenditures, results of operations, financial condition, competitive position, and reputation” which provided:

“Also, if these laws or regulations impose significant operational restrictions and compliance requirements on us, they could increase costs associated with our operations, including costs for raw materials and transportation. In either event, they could negatively impact our business, capital expenditures, results of operations, financial condition, and competitive position. Non-compliance with climate change legislative and regulatory requirements could also negatively impact our reputation.”

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations; and

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

As applicable, provide us with quantitative information in your response for the periods covered by your Form 10-K.

RESPONSE:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

At December 31, 2021, we had 131 manufacturing facilities; 84 in the United States and 47 located in 17 foreign countries with most of our facilities being located in North America, Europe and Asia. During the three years covered by the Form 10-K, we did not experience any material physical effects or damage to our operations due to severe weather. During this period, we experienced 11 different weather-related events that caused damage to our operations. The operations damaged were located in the United States, Mexico and South Africa. The weather-related events included flash floods, windstorms, tornadoes and a hailstorm. These events did not have a material impact on our ability to manufacture and distribute our products to customers in a timely fashion, and did not have a material effect on our business, financial condition or results of operations.

•	quantification of material weather-related damages to your property or operations;

In the aggregate, damages associated with the 11 weather-related events referenced above were less than $2.4 million, compared to total assets at December 31, 2021 of approximately $5.3 billion.

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

In the MD&A section of our Form 10-K, we discuss matters that have had or are reasonably likely to have a material impact on the Company’s financial condition or results of operation. In assessing the materiality of physical effects of climate change on our operations and results, the Company determines whether the related costs of such effects are reasonably likely to result in a material impact to the Company’s financial condition or results of operations. From time to time, weather does impact sales in a given year or quarter, and weather and natural disasters can impact our customers and suppliers, and at times create supply chain inefficiencies causing additional cost or lack of availability. In summary, weather is one of many factors which may impact sales and related costs, and when we determine those impacts are material, individually or in the aggregate with other factors, we disclose them in our MD&A. We disclosed such indirect consequences to weather-related impacts on our suppliers and customers on page 56 of our Form 10-K, which provided:

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

“Indirect Consequences of Climate-Related Business Trends

We have experienced (due to severe weather impacts) supply shortages in chemicals which have restricted foam supply. The restriction of foam supply has constrained overall mattress production in the bedding industry and has reduced our production levels. The cost of chemicals and foam has also increased due to the shortages. Also, severe weather impacts could have a negative effect on our customers’ payments which could result in increased bad debt expense.”

We also included a risk factor on page 24 of the Form 10-K titled, “Climate change laws, regulations, and impacts could negatively impact the Company’s business, capital expenditures, results of operations, financial condition, competitive position, and reputation” providing:

“Also, we have experienced, in part due to severe weather impacts, supply shortages in chemicals, which have restricted foam supply. The restriction of foam supply has constrained overall mattress production in the bedding industry and has reduced our production levels. The cost of chemicals and foam have also increased due to the shortages. If we are unable to secure an adequate supply of chemicals and foam, or the cost of these raw materials materially increases, it could have a negative impact on our business, results of operations, and financial condition.”

The Company respectfully advises the Staff that, as a result of the Company’s geographic and customer diversity, local and regional climate change and weather-related events (other than the impact on foam supply disclosed above) have not materially adversely impacted the Company’s financial condition or results of operations. We are unaware of any other current or potential for indirect weather-related impacts that have or may affect our major customers or suppliers.

The Company also respectfully advises the Staff that, as included in the response to Comment 7, the cost of property insurance premiums increased, in part, due to enhanced weather-related risks across the overall insurance market during this timeframe. However, the availability of property insurance was not impacted.

In the event the Company experiences any such material items, it will, in future filings, discuss the significant physical effects of climate change on its operations and results, which may include, if applicable, quantification of material weather-related damages to its property or operations and any weather-related impacts to the cost or availability of insurance.

7. Disclosure on page 25 of your Form 10-K states that you have experienced increased property insurance premiums, in part, due to enhanced weather-related risks. Please provide us with quantitative information regarding the weather-related impact on the cost of insurance during the periods for which financial statements are presented in your Form 10-K and tell us about any expected changes in future periods.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that its cost of property insurance premiums increased each year in the three-year period for which financial statements are presented in the Form 10-K. Although our annual property insurance premium rates increased 22.0%, 31.4% and 19.7% in 2019, 2020 and 2021, respectively, the increases did not have a material impact on our results of operations or financial condition. The Company’s property insurance premiums cost was approximately 0.08%, 0.11% and 0.11% of the Company’s Cost of Goods Sold in 2019, 2020 and 2021, respectively, and thus was not material.

The cost of the Company’s insurance premiums is directly tied to the overall insurance market and the risk profile of the Company. A significant amount of the increase in our annual property insurance premium in 2019 resulted from increased total insured value (resulting from an acquisition). The increases in 2020 and 2021 were primarily driven by the overall insurance market. Although we are not able to precisely quantify the percentage of premium increase in any year due to weather-related risks, we do know, based upon property insurance industry reports provided by our insurance broker that during the years 2020 and 2021, the number of U.S. disaster events exceeding $1 billion (which included severe storm, flooding, drought, wildfire, winter storm, and tropical cyclone) were higher than prior years. Also, in 2020 and 2021, our total insured values either decreased or remained at relatively constant levels and our risk profile did not significantly change, while at the same time our annual property insurance premiums increased. Thus, we believe that part of the increase was due to weather-related risks.

As it relates to future periods, we are uncertain whether property insurance premiums will continue to increase as a result of weather-related impacts.

8. We note your disclosure on page 56 about compliance costs related to climate change. Please tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

RESPONSE:

As noted by the Staff, our disclosure on page 56 of the Form 10-K states,

“To date, we have not experienced a material increase in climate-related compliance costs.”

In each of the last three completed fiscal years, the Company incurred less than $100,000 in any year for costs related to compliance with existing, pending or anticipated climate change-related laws and/or regulations. As such, these costs did not result in a material impact to the Company’s financial condition or results of operations.

The Company anticipates being subject to future climate change-related laws and/or regulations as countries begin to set their own climate-related requirements. The Company cannot predict whether future laws or regulations related to climate change could impose material costs or otherwise materially impact our business. On page 57 of the Form 10-K, we state, “We currently do not have an estimate of the capital expenditures or operating costs that may be required to implement our GHG reduction strategies.” However, compliance with future climate change-related laws or regulations remains a risk. The Company discloses this risk on page 24 of the Form 10-K under the risk factor titled, “Climate change laws, regulations, and impacts could negatively impact the Company’s business, capital expenditures, results of operations, financial condition, competitive position, and reputation” as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

“Also, if these laws or regulations impose significant operational restrictions and compliance requirements on us, they could increase costs associated with our operations, including costs for raw materials and transportation. In either event, they could negatively impact our business, capital expenditures, results of operations, financial condition, and competitive position. Non-compliance with climate change legislative and regulatory requirements could also negatively impact our reputation.”

The Company respectfully submits that, in its future SEC filings, it will include relevant disclosure if it determines that compliance costs associated with any pending or existing climate change-related legislation, regulation, or international accord would be reasonably likely to have a material impact on the Company’s business, financial condition, or results of operations.

9. If material, please provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for future periods as part of your response.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that it did not engage in any purchases or sales of carbon credits or offsets in any of the periods for which financial statements are presented in our Form 10-K for the fiscal year ended December 31, 2021. Moreover, we have not, through the date of this letter, and currently do not expect to engage in any purchases or sales of carbon credits or offsets in future periods. However, if the Company does engage in material purchases or sales of carbon credits or offsets in future periods, we will provide quantitative information regarding these purchases or sales in future reports with the SEC.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, Scott Luton, Associate General Counsel and Assistant Secretary at the same number.

Sincerely,

/s/ Scott S. Douglas

Scott S. Douglas

Senior Vice President, General Counsel and Secretary

Leggett & Platt, Incorporated

No. 1 Leggett Road

Carthage, Missouri 64836

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2022

Cc:	Jeffrey L. Tate

Executive Vice President and

Chief Financial Officer